Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 1 DATED AUGUST 25, 2014
TO THE PROSPECTUS DATED AUGUST 12, 2014

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the proceeds raised in our recently closed private offering; and

•	the status of our investment activities.
Status of our Private Offering
On August 11, 2014, immediately prior to commencement of this initial public offering, we ceased offering shares of our common stock in the private offering we commenced in July 2013. We are continuing to process subscription agreements until August 29, 2014 for the private offering for subscription agreements dated on or before August 11, 2014.  As of August 22, 2014, we had raised aggregate gross offering proceeds of $33.3 million, including shares sold in private transactions separate from our private offering.
Investment Activity Update
Our advisor is currently evaluating several investment opportunities consistent with our investment objectives, and we expect to close on our first investment within the next 90 days. As a significant investment become probable, we will supplement this prospectus to provide information regarding the likely investment. There can be no assurance that we will complete our first acquisition within our anticipated timeframe.

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